Filed Pursuant to Rule 433
Registration No. 333-157170
April 30, 2009
PRICING TERM SHEET

Issuer:	The Ryland Group, Inc.
Security:	8.400% Notes due 2017
Size:	$230,000,000
Maturity Date:	May 15, 2017
Coupon:	8.400%
Interest Payment Dates:	May 15 and November 15, commencing November 15, 2009
Price to Public:	98.006%
Spread to Benchmark Treasury:	+562.6 basis points
Benchmark Treasury:	2.750% due Feb 15, 2019
Benchmark Treasury Yield:	3.124%
Underwriting Discount:	1.375%
Make-whole call:	At any time at a discount rate of T+50 basis points
Expected Settlement Date:	May 5, 2009
CUSIP:	783764 AN3
Anticipated Ratings:	Ba3 by Moody's Investors Service, Inc. and BB- by Standard & Poor's Ratings Services
Sole Bookrunning Manager:	Citigroup Global Markets Inc.
Co-Managers:
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-248-3580.